EXHIBIT 12.1
Parker Drilling Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Three Months Ended March 31, 2017	Fiscal Year Ended December 31,
		2016	2015	2014	2013	2012
Pretax Income (Loss)	(37,467)	(156,644)	(71,971)	48,537	52,787	70,977
Fixed Charges	10,954	45,974	45,379	45,436	50,196	43,782
Amortization of Capitalized Interest	1,010	3,916	3,793	3,939	4,058	1,887
Capitalized Interest	(84)	(162)	(224)	(1,171)	(2,376)	(10,240)
Earnings before Income Tax & Fixed Charges	(25,587)	(106,916)	(23,023)	96,741	104,665	106,406
Interest Expense	10,870	45,812	45,155	44,265	47,820	33,542
Capitalized Interest	84	162	224	1,171	2,376	10,240
Total Fixed Charges	10,954	45,974	45,379	45,436	50,196	43,782
Ratio of Earnings to Fixed Charges	(1)	(2)	(2)	2.1x	2.1x	2.4x

(1) For the quarter ended March 31, 2017, earnings were deficient to cover fixed charges by $25.6 million.

(2) For the year ended December 31, 2016 and 2015, earnings were deficient to cover fixed charges by $106.9 million.
and $23.0 million, respectively.